Exhibit 99.1

Cougar Oil and Gas Canada, Inc.
(Formerly Ore-More Resources Inc.)
July 31, 2010

FORM 51-101F1

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

TABLE OF CONTENTS

PART 1 DATE OF STATEMENT
Item 1.1 Relevant Dates

PART 2 DISCLOSURE OF RESERVES DATA
Item 2.1 Reserves Data (Forecast Prices and Costs)
Item 2.2 Supplemental Disclosure of Reserves Data (Constant Prices and Costs)
Item 2.3 Reserves Disclosure Varies with Accounting
Item 2.4 Future Net Revenue Disclosure Varies with Accounting

PART 3 PRICING ASSUMPTIONS
Item 3.1 Constant Prices Used in Supplemental Estimates
Item 3.2 Forecast Prices Used in Estimates

PART 4 RECONCILIATION OF CHANGES IN RESERVES
Item 4.1 Reserves Reconciliation

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA
Item 5.1 Undeveloped Reserves
Item 5.2 Significant Factors or Uncertainties
Item 5.3 Future Development Costs

PART 6 OTHER OIL AND GAS INFORMATION
Item 6.1 Oil and Gas Properties and Wells
Item 6.2 Properties With No Attributed Reserves
Item 6.3 Forward Contracts
Item 6.4 Additional Information Concerning Abandonment and Reclamation Costs
Item 6.5 Tax Horizon
Item 6.6 Costs Incurred
Item 6.7 Exploration and Development Activities
Item 6.8 Production Estimates
Item 6.9 Production History

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The Canadian Securities Administrators (CSA) have set out disclosure standards for Canadian Reporting Issuers and publicly traded oil and gas companies in National Instrument 51-101.

This form presents reserves data following the item numbering and formatting in SCSA Form 51-101F1 and associated tables.

The Report on reserves Data Forms 51-101F2 and F3 are provided separately.

Note Regarding Nomenclature:

Throughout this report “Company Interest” reserves refers to the sum of royalty interest* and working interest reserves before deduction of royalty burdens payable.  “Working Interest” reserves equate to those reserves that are referred to as “Company Gross” reserves by CSA in NI-51-101.

In this securities reporting section, Company Gross (or working interest) volumes are presented in tables to correspond to NI-51-101 disclosure requirements.
Royalty interest reserves include royalty volumes derived only from other working interest owners.

PART 1 DATE OF STATEMENT

Item 1.1 Relevant Dates

This statement of reserves data and other information (the “Statement”) is dated September 10, 2010 and is effective July 31, 2010.  The preparation date of the information in this Statement was September 10, 2010.

Terms used and not otherwise defined herein shall have the meanings ascribed thereto in the CSA National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

PART 2 - DISCLOSURE OF RESERVES DATA

Item 2.1.1 Reserves Data (Forecast Prices and Costs)

The estimation of reserves requires significant judgment and decisions based on available geological, geophysical, engineering, and economic data. These estimates can change substantially as additional information from ongoing development activities and production performance becomes available and as economic and political conditions impacting oil and gas prices and costs change. The Corporation’s estimates are based on current production forecasts, prices and economic conditions. All of the Corporation’s reserves are evaluated by an independent engineering firm. GLJ Petroleum Consultants Ltd evaluated the Corporation’s producing oil assets at Trout, Crossfield and Alexander, Alberta.

As circumstances change and additional data becomes available, reserve estimates also change.  Based on new information, reserve estimates are reviewed and revised, either upward or downward, as warranted. Although every reasonable effort has been made by Cougar Oil and Gas Canada, Inc. to ensure that reserve estimates are accurate, revisions arise as new information becomes available. As new geological, production and economic information is incorporated into the process of estimating reserves the accuracy of the reserve estimates improves.

OIL RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE

In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas
Activities, GLJ Petroleum Consultants Ltd. (“GLJ”) prepared a report (the “GLJ Report”) dated September 10, 2010. The GLJ Report evaluated, as at July 31, 2010, Cougar Oil and Gas Canada, Inc., oil reserves.

The tables below are a summary of the oil reserves of the Corporation and the net present value of future net revenue attributable to such reserves as evaluated in the GLJ Report based on “forecast price and cost assumptions”. The tables summarize the data contained in the GLJ Report and as a result may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly.

The net present value of future net revenue attributable to the Corporation’s reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by GLJ. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to the Corporation’s reserves estimated by GLJ represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of the Corporation’s oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

The GLJ Report is based on certain factual data supplied by the Corporation and GLJ’s opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Corporation’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Corporation to GLJ and accepted without any further investigation. GLJ accepted this data as presented and neither title searches nor field inspections were conducted.

OIL AND GAS RESERVES SUMMARY – July 31, 2010 – Mbbl

	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
PROVED- Developed Producing	231	193	28	24	0	0	0	0	259	217
PROVED – Developed Non-Producing	67	61	0	0	0	0	0	0	67	61
PROVED – Undeveloped	0	0	0	0	0	0	0	0	0	0
TOTAL PROVED	299	254	28	24	0	0	0	0	326	278
PROBABLE	143	124	7	5	0	0	0	0	151	129
TOTAL PROVED Plus PROBABLE	442	378	35	30	0	0	0	0	477	407
Notes:

1.
Company Gross Reserves – these are working interest owner’s share of gross reserves before the deduction of royalties. Royalty interest share of reserves is included. Gross reserves were not estimated by the independent evaluator.

2.	Company Net Reserves: These are the working interest owners’ share of gross reserves after the deduction of royalties’ - royalty interest share of reserves is not included in this category.

2.1.2	Net Present Value of Future Net Revenue (Forecast Case)
NET PRESENT VALUES OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS – July 31, 2010

NPV OF FUTURE NET REVENUE
RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR) $M CDN					UNIT VALUE BEFORE INCOME TAX DISCOUNTED @ 10% - $/BOE
	0%	5%	10%	15%	20%
PROVED – Developed producing	7,156	6,451	5,877	5,402	5,003	27.02
PROVED – Developed Non-producing	923	855	794	738	688	13.11
PROVED – Undeveloped	0	0	0	0	0	0
TOTAL PROVED	8,080	7,306	6,670	6,140	5,692	23.99
PROBABLE	4,532	3,928	3,456	3,081	2,778	26.74
TOTAL PROVED PLUS PROBABLE	12,612	11,235	10,127	9,221	8,469	24.86

Notes:

1.	Numbers may not add exactly due to rounding

2.	Numbers are M $ CAD

2.1.3 Additional Information Concerning Future Net Revenue (Forecast Case)

SUMMARY OF NET REVENUE – July 31, 2010 (Undiscounted)

Reserves Category	REVENUE	ROYALTIES	OPERATING COSTS	CAPITAL DEVELOPMENT COSTS	WELL ABANDONMENT AND RECLAMATION COSTS	FUTURE NET REVENUE BEFORE FUTURE INCOME TAX
PROVED RESERVES	27,719	4,009	14,381	684	566	8,080
PROBABLE RESERVES	13,704	1,861	6,891	352	68	4,532
PROVED PLUS PROBABLE RESERVES	41,424	5,870	21,272	1,036	634	12,612
Notes:

1.	Numbers may not add exactly due to rounding

2.	Numbers are M $ CAD

3.	Disclosure is required for Total Proved and Proved plus Probable reserves.

FUTURE NET REVENUE BY PRODUCTION GROUP

	Future Net Revenue by Production Group – before Income Taxes Discounted at 10% per year.
Proved Producing	M$	$/Boe	$/Mcfe
Light & Medium Oil	5,628	29.12	4.85
Heavy Oil	249	10.28	1.71
Total Proved Producing	5,877	27.02	4.50

Total Proved
Light & Medium Oil	6,421	25.30	4.22
Heavy Oil	249	10.28	1.71
Total Proved	6,670	23.99	4.00

Total Proved plus Probable
Light & Medium Oil	9,833	26.04	4.34
Heavy Oil	294	9.91	1.65
Total Proved plus Probable	10,127	24.86	4.14

Item 2.2 Supplemental Disclosure of Reserves Data (Constant Prices and Costs)

In addition the Corporation reports its reserves in the United States based on a “constant pricing and cost assumptions” model to meet US GAAP requirements and the values shown in that portion of the GLJ report and the resultant differences are due to those base assumptions.

In December 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting, which is effective for reporting 2009 reserve information. In January 2010, the FASB issued its authoritative guidance on extractive activities for oil and gas to align its requirements with the SEC’s final rule. We adopted the guidance as of July 31, 2010 in conjunction with our year-end reserve report as filed in the US as a change in accounting principle that is inseparable from a change in accounting estimate. Under the SEC’s final rule, prior period reserves were not restated.

For the United States, the primary impacts of the SEC’s final rule on our reserve estimates include: The use of the unweighted 12-month average of the first-day-of-the-month reference price of $69.87 per barrel for oil compared to average consolidated revenue of $74.64 (net of transportation) per barrel received for the months of October 1, 2009 to July 31, 2010 when we had sales. Thus a price point was used for calculations of reserves and impact on long term liabilities which was 93% of actual for this 10 month period and 78% of the October 1, 2009 to December 31,2009  3 month period – thus our comments as to subjective price points and that effect on estimates.

Item 2.3 Reserves Disclosure Varies with Accounting –
In determining reserves to be disclosed: Cougar files consolidated financial disclosure and has reported 100% of reserves.

Item 2.4 Future Net Revenue Disclosure Varies with Accounting
n/a

PART 3 PRICING ASSUMPTIONS

Item 3.1 Constant Prices Used in Supplemental Estimates
See section 2.2

Item 3.2 Forecast Prices Used in Estimates

The following pricing and inflation rate assumptions as of July 31, 2010 – were used by the independent evaluator - GLJ Petroleum Consultant Ltd.

Year	Inflation	Bank of Canada average noon exchange rate $US/$CAD	Light Sweet Crude Oil (40 api, .3%S) at Edmonton then Current $CAD/bbl	Consolidated Weighted Average price received by Corporation
2009	.4	.880	66.32	$74.20 USD (1) – Oct – Dec/09
2010 Q1	1.6%	.961	80.56	74.64
2010 Q2	1.8%	.969	77.22	74.64
2010 Q3	2%	.950	83.26
2010 Q4	2%	.950	83.26
2011	2%	.950	86.42
2012	2%	.950	89.58
2013	2%	.950	92.74
2014	2%	.950	95.90
2015	2%	.950	97.84
2016	2%	.950	99.81
2017			101.83
2018			103.88
2019			105.98
2020+			+2%/yr

Note
(1)	Includes consolidated prices received by Corporation –

PART 4 RECONCILIATION OF CHANGES IN RESERVES

Item 4.1 Reserves Reconciliation

For previous reporting years, the Corporation was deemed an exploration company with no proven reserves.

We were originally a company solely engaged in the exploration of mineral properties, however subsequent to the 2009 July 31 fiscal year end, we decided to broaden the scope of business to include the heavy oil and  conventional oil and gas natural resource sectors.
As of September 30, 2009, Cougar Energy, Inc. acquired oil and gas reserves in a series of acquisitions – the following tables identify the reserves acquired and the July 31, 2010 reserves value. There were no attributed reserves prior to these acquisitions.

Cougar Oil and Gas Canada, Inc. acquired 100% of the outstanding shares of Cougar Energy, Inc. in a series of transactions between January and April 2010.

RECONCILATION OF Company Gross Reserves by Principal Product Type - Mbbl

Factors	Total Oil			Light and Medium Oil			Heavy Oil
	Proved	Proved	Probable	Proved + Probable	Probable	Proved + Probable	Proved	Probable	Proved + Probable
Acquisitions	326	151	477	298	144	442	28	7	35
Production	0	0		0		0	0		0
July 31, 2010	326	151	477	298	144	442	28	7	35

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1 Undeveloped Reserves
1.	proved undeveloped reserves:
For previous reporting years, the Corporation was deemed an exploration company with no proven reserves.  Cougar Oil and Gas Canada, Inc. acquired 100% of the shares of Cougar Energy, Inc. in a series of transactions between January and April 2010.  As of September 30, 2009 Cougar Energy, Inc. acquired reserves in a series of acquisitions – the above tables identifies the reserves acquired and the July 31, 2010 reserves value. There were no attributed reserves prior to these acquisitions.

a.	The Corporation has no Proved undeveloped reserves

2.	probable undeveloped reserves:
For previous reporting years, the Corporation was deemed an exploration company with no proven reserves.  Cougar Oil and Gas Canada, Inc. acquired 100% of the shares of Cougar Energy, Inc. in a series of transactions between January 2010 and April 2010. As of September 30, 2009 the Cougar Energy, Inc. acquired reserves in a series of acquisitions – the above tables identifies the reserves acquired and the July 31, 2010 reserves value. There were no attributed reserves prior to these acquisitions.

a.	The Corporation has no Probable undeveloped reserves

See Other Oil and Gas Information section for plans
Our probable heavy oil reserves will be assessed at a future time, as the light sweet production has a better net back at current commodity prices.

Item 5.2 Significant Factors or Uncertainties

Refer to the Corporation’s Financial Filings – filed concurrently with this report.

Item 5.3 Future Development Costs –

Company Annual Capital Expenditures (M$)

Description	2010	2011	2012	2013	2014	Total	10%Discounted
Proved Producing	0	0	0	0	0	0	0
Total Proved	524	160	0	0	0	684	661
Total Proved Plus Probable	876	160	0	0	0	1,036	1,006
Total Other Canada	0	0	0	0	0	0	0

5.3.2 The Corporation has  in the past used and expects to use in the future a variety of sources of funding to finance its acquisitions and capital development and exploration programs. For 2010, it intends to use financing from the following sources:
•	Internally generated cash flow from operations
•
Debt financing – both revolving line of credit and specific debt instruments for specific projects – normally lower risk projects or smaller acquisitions.  Also – in certain circumstances when it benefits both the vendor and the purchaser – a type of debt structure may be set up with the vendor.

•	Equity issues when terms and conditions are appropriate – for higher risk projects or larger acquisitions.
The costs associated with debt are reflected in the cost of the acquisition, the costs of equity raises are reflected in share issue costs.

PART 6 OTHER OIL AND GAS INFORMATION

Item 6.1 Oil and Gas Properties and Wells

Trout Core Properties
Over a period of 6 months in 2009 Cougar Energy, Inc. negotiated commercial terms for properties that have the greatest upside through normal maintenance and enhanced recovery programs as well as future potential with additional drilling.

These negotiations culminated at the end of September and beginning of October 2009 with Cougar Energy, Inc. successfully acquiring the Trout Core Area properties from two private oil and gas companies.

The Cougar team had already high graded many of the properties within these acquisitions and could foresee considerable potential to increase existing production in the first round of development - the proverbial “low hanging fruit”.

Operations commenced on these properties during the winter of 2009/10 consisting of a maintenance and work over programs.   By December 31, 2009 we had reactivated 4 wells that were previously suspended. By July 31, 2010 we had optimized the surface and bottom hole equipment on 9 wells and had 13 wells in production and completed a substantial geological evaluation on the properties.

The following represents a summary of the acquisitions completed over calendar year of 2009 - 2010 of producing and non-producing properties:

A.
Private Company Production and Property Acquisition (completed October 1, 2009) Cougar Energy, Inc. negotiated a purchase agreement with the private company consisting of cash for the P1 reserves and Cougar shares for the P2 reserves.

•	2560 gross acres of land

•	65% working interest in six wells – 2 producing wells and 4 suspended wells located in the Kidney and Equisetum fields

•	Approximately 12 barrels per day (bbl/d) net production (20 bbl/d gross) of light oil at time of acquisition

B. Private Company Production and Property Acquisition (completed Sept. 30, 2009) The agreed purchase price was CAD$6,000,000 with an initial payment of CAD$1,000,000 at closing.   The purchase price was negotiated at $52.50 per barrel (bbl) when oil is currently selling at $75+/bbl.

•	7,100 gross acres of mineral rights with an average 85% working interest (all continued through production, no expiries)

•	As of July 31, 2010 approximately 200 barrels per day (bbl/d) net production (275 bbl/d gross) – 85 bbl/d at time of acquisition

•	13 pumping wellbores – 8 at time of acquisition1 observation wellbore and 21 suspended wellbores

•
8 single well batteries, 3 water disposal wellbores with associated facilities, 2 multi well batteries with existing fluid handling capacity in excess of 2500bbl/day (oil, gas and water handling and treating capability

•	Approximately 38.7 km of pipelines (oil and produced water)

•	Approximately 13 km2 of 3D seismic over the properties and approximately 84 km of 2D seismic over the properties and adjacent lands

After operating costs, there is an average of CAD $50 net back per barrel at current commodity prices.  The cash portion of the acquisition cost was provided by Kodiak and subsequent guarantees by Kodiak and Cougar.

The majority of this acquisition is outside the boundary of the Peerless Trout Lake First Nations lands.  The current surface facilities have a replacement value of CAD $6,500,000 with a depreciated value of CAD $1,000,000.  The overall project has an estimated CAD$50,000,000 in sunk costs to date including wells, facilities, pipelines, roads and power lines.

Kodiak was able to borrow sufficient funds for the acquisition on behalf of Cougar by way of a bridge loan.  Cougar then closed the acquisitions September 30 and October 1/2009.

This was a critical mass property acquisition as there is substantial infrastructure, resulting in lower overall operating costs, lower development costs and giving our schedule an enormous leap forward to achieve our goals of creating a 3- 5,000 bbl/d company in 3 to 5 year period from inception.

Without this kind of infrastructure, the initial production would have lower netbacks due to higher trucking costs and regular non-producing periods due to weather.  In lieu of this acquisition, a large amount of capital would have to be spent to bring facilities to this baseline, which we now have.  At current costs, the infrastructure replacement value would be substantially in excess of CAD$6,000,000.   This capital will now be able to be spent on the drilling and development work – allowing for a more aggressive growth plan.

Additional details include:

•	The existing area field personnel willingly transferred to Cougar and their many years of hands-on field expertise has already added value.

•	The existing pipeline systems provides direct access to sales of oil products, which results in the access to sales being in our control and not third party pipeline operator dependent.

•	There are 2 batteries for the handling and treating of oil and the disposal of the produced water. The batteries are capable of handling an estimated 2,500 bbl/d with nominal refit costs.

•
Many of the wells are piped into the batteries to lower the need for trucking which is especially important for the higher water cut wells – these pipelines can be expanded to further lower operating costs.

•	There are 37 wells, which 13 were producing as of July 31, 2010 – the 21 suspended wells have potential upside, as discussed below.

•	The produced water can be used for future water floods – which regularly have been shown in the area to add substantial incremental production.

•
As of July 31, 2010 year end - production is averaging 200 bbl/d net of light sweet crude oil from the Trout field at an average operating cost of CAD$20.00 to CAD$25.00/bbl.   We have completed a substantial amount of due diligence and are comfortable with the projected estimated CAD$50.00 netbacks from these properties at current commodity prices, and this provides for a safety margin much lower than the lowest price seen in the recent recession.

These acquisitions, provides a solid foundation for us to further enhance the Trout area properties, to give substantial momentum to our plans.  We believe this justifies the acquisition on that basis alone.  We seegreat potential upside  on these properties, with additional capital commitments this winter 2010/11 on maintenance programs  as well as exploration programs including seismic and drilling

Subsequent Maintenance Programs

Prior to the acquisition, we conducted a detailed review of the of the acquired properties in public domain petroleum records over last 5 to 7 years and with a comparison to other operators in the area.  Our operations and geological teams foresaw a considerable potential to increase production through normal maintenance activities.

Some of these normal maintenance activities include and are not limited to:

•	Acid wash of perforations –

•	Setting of bridge plugs to seal off water –

•	Cleanouts –

•	Re perforating –

•	Drill out plugs and open up previously unproduced zones –

•	Repairs to wells with separated rods –

•	Plug off water sources with no resulting loss of production - ongoing

•	Pump and well site equipment optimization, - ongoing

•	Waterflood programs - future

•	Horizontal drilling - future

•	Use of Low damage drilling fluids- future

Since these existing technologies have proven to be successful in other similar maintenance programs in the area, we saw a high potential to enhance the current production levels within this property.

GLJ Reserve evaluations and Operations Update.   Cougar Energy, Inc. - October 1, 2009 and December 31, 2009 –  as filed on SEDAR and EDGAR by Kodiak Energy, Inc. as part of it’s consolidated filings.

These reports were prepared based on the acquisitions of September 30 and October1.  These reports are updates to the look forward reports which were prepared as part of the negotiations for the acquisitions.     Due to the timing of the 3rd  quarter financials September 30, 2009 cut off, only parts of the Oct 1 report were included in the 3rd  quarter financials due to US GAPP rules.

The October1/2009 report gave the first look at the consolidated properties in the “Trout Field” plus the other Alberta properties acquired at Alexander and Crossfield.  The December 31/2009 report gave the analysis with the initial work programs implemented and plans for the balance of the winter work season.

The July 31, 2010 yearend report provides the analysis after 10 months of operations and one work program.

Thus we continue to demonstrate our ability to increase reserve value with limited capital infusion and our expectations of the opportunities these properties presented were supported by the reports and the results of the field work.

C. Private Company Production and Property Acquisition (completed October 1, 2009)

Crossfield, Alberta100% working interest in 1 producing well with single well battery with approximately 5 barrels per day (bbl/d) net production – production continues to be stable with no capital commitment required

Alexander, Alberta

90% BPO & 55% APO working interest 1 producing Wabamun oil with a single well battery and 1 suspended well. The  property had some minor repairs completed in June 2010 and was put back on production. Production is currently approximately 15 barrels per day net production.

We acquired these properties as part of the default on the previous Lucy farm out.

Production from the Company’s new proved reserves commenced on October 1, 2009 and recognition of the associated revenue and cash flow began on that date.

6.2 -Producing and Non-Producing Wells

The following table summarizes the Corporation’s interests, as at July 31, 2010, in oil and gas wells located in Canada :

Oil wells		Natural gas wells		Service Wells		Total
Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total Canada Producing(1)	15.00	10.83	0	0	0	0	15	10.83
Total Canada Non-producing(2)	36.00	29.47	2.0	0.88	4.00	3.63	42	33.98

Notes:

1. Includes wells that are temporarily shut-in but which are capable of production.

2. Includes wells that are not capable of production but that are not yet abandoned

Item 6.2 Properties with No Attributed Reserves

The following table summarizes information with respect to the Corporation’s properties to which no reserves have been specifically attributed:

Land Holdings Without Attributed Reserves as at July 31, 2010
	Unproved Properties (Hectares)
	Gross	Net
Total Canada	3,200	3,079

There are no material work commitments on the above undeveloped land holdings.

Cougar Oil and Gas Canada, Inc. is a petroleum and natural gas exploration and development company whose primary objective is to identify, acquire and develop working interests in undeveloped or underdeveloped petroleum and natural gas prospects. We are focused on prospects located in Canada. The prospects we hold are generally under leases and include partial and full working interests. In all of our core properties, Cougar Oil and Gas, Canada is the operator via Cougar Energy, Inc. and majority interest owner. The prospects are subject to varying royalties due to the state, province or federal governments and, in some instances, to other royalty owners in the prospect.

The Company as Oremore Resources was an exploration stage company that devoted most of its efforts in exploring for gold mineral resources from June 2007 until early 2010.

Then it progressively acquired the shares in Cougar Energy, Inc. – a majority controlled subsidiary of Kodiak Energy, Inc. - from Kodiak Energy, Inc. and private shareholders. At that time Oremore Resources changed its name to Cougar Oil and Gas Canada, Inc.

Since that time Cougar Canada has been active in Canada acquiring properties that are prospective for petroleum and natural gas and related hydrocarbons. Through it’s subsidiary Cougar Energy, Inc and that company’s acquisition of producing properties effective October 1, 2009, the Company has become a development company which has oil reserves and production.

As at July 31, 2010, the Company had one wholly-owned subsidiary – Cougar Energy, Inc.

Lucy – Northern British Columbia

Cougar Energy, Inc. is the operator and 80% working interest owner of a 1,920 acre lease located in north eastern British Columbia. Cougar Energy, Inc. acquired the Lucy property from Kodiak Energy, Inc. and is mentioned in the following description as the previous operator of the property. The Corporation believes the lease is situated on the southeast edge of the Horn River Basin and the Muskwa Shale gas prospect. Industry continues to show increased interest in this shale gas play with several comparisons of the Muskwa Shale gas potential as an analogue of the Barnett Shale gas potential.

The Corporation has been involved in two previous drilling operations on the lease. In the fourth quarter of 2006, Kodiak farmed in as a non-operated partner, paying 10% to earn 7.5%, on a drilling operation in the Lucy (Gunnell) area. This first drilling operation, designed to target a Middle Devonian reef prospect, had several operational problems and was unsuccessful.

After performing an internal review of seismic and drilling data, it was determined that there was a seismic anomaly on the southern half of the lease. This anomaly was identified on several different seismic lines and a decision was made to drill a well on that part of the lease to evaluate both the anomaly as the primary target and the Muskwa Shale, seen in the first well but not evaluated by the operator at that time.

In the third quarter of 2007, the Corporation served partners with an independent operations notice which resulted in the Corporation increasing its working interest in the lease to 80%.

In the first quarter of 2008, a second drilling operation was completed and a vertical well was cased. It was determined that the Middle Devonian seismic anomaly was not a reef buildup and the wellbore was cased due to encountering significant gas shows in the previously identified Muskwa Shale with a formation thickness of approximately sixty meters.

The Corporation submitted an application to the British Columbia Oil & Gas Commission (“OGC”) for an experimental scheme to test the Muskwa Shale gas potential. On August 12, 2008, Kodiak received the final approval of the Lucy experimental scheme application. The Corporation has prepared a multi-phase work program designed to test the deliverability of the Muskwa Shale gas formation using vertical and horizontal drilling and completion techniques. Kodiak’s proposed work program would allow for early production into a pipeline in order to monitor long-term deliverability rates and pressures of horizontal and vertical test wells on the periphery of the Horn River Basin.

These results would be some of the first commercial production results for a Horn River Basin shale gas project and would provide information that would help define the effective exploration area of the Basin and assist in the validation of adjoining properties in a divestiture process, should that occur.

Cougar contracted an industry-recognized shale gas assessment laboratory to prepare and analyze the drill cuttings from the 2008 well in order to evaluate the Muskwa Shale interval for gas potential. The shale gas assessment is conducted by performing various tests on the rock cuttings that were obtained while drilling the well in order to determine the type, quality and amount of both adsorbed and free gas.

The most important conclusion from the drill cutting analysis is that the information received continues to support the evaluation of Cougar’s Muskwa (Evie) Shale gas prospect. The laboratory data is consistent with other public industry and government data on the Muskwa Shale. It should also be noted that the numbers obtained on the laboratory analysis of drill cuttings may be conservative due to the nature of sampling drill cuttings on a drilling rig. Another significant point is that all three wells on the Cougar lease, drilled deep enough to penetrate the Muskwa Shale, had elevated gas detector readings while penetrating the shales.

The prospect is still in the early stages of delineation and no assurance can be given that its exploitation will be successful. Further appraisal work is required before these estimates can be finalized and commerciality assessed.

Depending upon commodity prices – the severe turn down in gas prices over the past year  have made natural gas projects difficult to show returns on investment – especially high capital cost project such as the Horn River Basin – despite the very large reserves and recovery rates attributed to the Muskwa shales.   The current $4-$5 gas prices limit the return this project in the short term and thus the financing availability.

 The current intention is to perform the following work commitments for the license (as new information and financing becomes available, the plans may be revised).  In lieu of obtaining our own financing, we are actively enlisting JV partners to move the project forward by way of divesting part of our interest.

Perforate the Muskwa intervals, perform a vertical shale gas fracture treatment, test and evaluate pressures and production and, if economic, equip and tie in well to an existing pipeline approximately 1 Km from the wellhead.

Drill and case a 1000 meter horizontal leg from an existing cased vertical well on the lease, perform a horizontal staged fracture treatment, test and evaluate pressures and production and, if economic, equip and tie in well to pipeline.

In April, 2009, Cougar Energy, Inc., entered into a standard farmout and participation agreement with one of its partners.

The partner did not complete its financing commitment and this farmout and participation agreement expired on August 15, 2009. After due diligence was completed in October, 2009, the partner transferred its interest in its Alexander and Crossfield, Alberta wells to the Company as a penalty for non-completion

Item 6.3 Forward Contracts
The Corporation is not a party to any forward contracts (incl. transportation agreements)under which it may be precluded from fully realizing, or may be protected from future market prices for oil and gas.

Item 6.4 Additional Information Concerning Abandonment and Reclamation Costs –

The Corporation bases its estimates for the costs of abandonment and reclamation of surface leases, wells, facilities and pipelines on previous experience of management with similar well sites and facility locations in the area. Costs for abandonment of reserve wells are included in the GLJ Report as a deduction in arriving at future net revenue.  As at July 31, 2010, management expected to incur such future costs on 47.915 net wells. Within the next five financial years, it is expected such costs will total $551,000 in respect of abandonment and reclamation costs for surface leases, wells, facilities and pipelines. The costs used by GLJ for abandonment of reserve wells based on industry averages in the area and regulatory published estimates.  Surface lease reclamation is not considered and facilities costs were deemed recoverable with salvage of the equipment.

Company Annual Abandonment Costs (M$)

Description	2010	2011	2012	2013	2014	12 yr Total	Total to 2021 (10% Discounted)
Proved Producing	0	0	0	0	0	297	152
Total Proved	0	0	48	71	77	566	343
Total Proved Plus Probable	0	0	0	53	89	505	329

Item 6.5 Tax Horizon
The Corporation’s current resource tax pools of $13,441,000 and estimated non-capital tax loss carry-forward balance of $1,031,000 have sheltered it from paying cash taxes.  Based on current operations, it is anticipated that the Corporation’s resource tax pools and non-capital tax loss carry-forward balance will shelter it from paying cash taxes until approximately 2013.

Item 6.6 Costs Incurred
For the financial year ended July 31, 2010, the Corporation incurred the following costs on properties in Canada:

Costs Incurred Year Ended July 31, 2010
(Canadian Dollars)
Property Acquisition costs:
Proved Properties	$ 6,592,027.31
Unproved Properties	(243,463.18)
Exploration costs	2105.91
Development costs	978,582.48
Total	$ 7,329,252.52

Item 6.7 Exploration and Development Activities
For the year ended July 31, 2010, the Corporation completed the following exploratory and development wells:

Exploration and Development Activities Year ended July 31, 2010
Exploratory wells		Development wells
Gross	Net	Gross	Net
Oil	0	0	0	0
Gas	0	0	0	0
Service	0	0	0	0
Dry	0	0	0	0
Total	0	0	0	0

The Corporation’s most important current and likely exploration and development activities are described under “Oil and Gas Properties”.

Item 6.8 Production Estimates

The following table discloses the total volume of production estimated by GLJ for 2010 in the estimates of future net revenue from proved reserves disclosed about under the heading “Oil Reserves and net Present Value of Future net Revenue”

	Lightand Medium Oil Bbl/d	Heavy Oil Bbl/d	Natural Gas Mmf/d	Natural Gas liquids Bbl/d	BOE	%
Trout	179	0	0	0	179	86.1%
Crossfield	2	0	0	0	2	1%
Alexander	0	27	0	0	27	12.9%
Notes:

1.	Numbers may not add exactly due to rounding

Item 6.9 Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Cougar Oil and Gas Canada, Inc. for each quarter of its most recently completed financial period:

Average Daily Production and Cumulative

Light and Medium Oil	Fiscal Q1, 2009	Fiscal Q2, 2010	Fiscal Q3, 2010	Fiscal Q4, 2010	Total for Fiscal Year ended July 31, 2010

	Daily Ave (Bbl/d)	Total (Bbl)	Daily Ave (Bbl/d)	Total (Bbl)	Daily Ave (Bbl/d)	Total (Bbl)	Daily Ave (Bbl/d)	Total (Bbl)	Total (Bbl)
Trout Core Area	18.5	1704.5	133.6	12284.1	140.7	12579.6	185.1	17014	43582.2
Crossfield	0	0	3.13	276.8	1.5	132.1	3.6	320.8	729.7
Alexander	0	0	0	0	0	0	1.6	94	94

1.	Notes: Numbers may not add exactly due to rounding

Prices Received, Royalties Paid, Production Costs and netbacks – light and medium Oil.

(CAD $)	Fiscal Q1, 2009	Avg. Price per barrel	Fiscal Q2, 2010	Avg. Price per barrel	Fiscal Q3, 2010	Avg. Price per barrel	Fiscal Q4, 2010	Avg. Price per barrel	Total for Fiscal Year ended July 31, 2010
Revenue received	$124,299	$24.31	$921,800	$73.43	$991,014	$77.76	$1,191,364	$68.38	$3,228,477
Royalties Paid	$30,981	$6.06	$138,404	$11.03	$166,073	$13.03	$235,297	$13.51	$570,755
Production costs	$77,759	$15.21	$457,648	$36.46	$350,066	$27.47	$441,407	$25.34	$1,326,880
Net back	$$15,559	$3.04	$325,747	$25.95	$474,874	$37.26	$514,658	$29.54	$1,330,838
1.	Notes: Numbers may not add exactly due to rounding

Page 1 of 2

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Cougar Energy Inc. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at July 31, 2010. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at July 31, 2010, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended July 31, 2010, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	Corporate Summary September 1, 2010	Canada	-	10,245	-	**10,245**

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

GLJ Petroleum Consultants

Page: 2 of 2

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, September 10, 2010

Bruce E. Madu, P. Eng.
Manager, Engineering

GLJ Petroleum Consultants

FORM 51-101F3
Report of Management and Directors on Reserves Data and Other Information

Management of Cougar Oil and Gas Canada, Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved and probable reserves and related future net revenue as at July 31, 2010, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated and reviewed the Company’s reserves data. The report of the independent qualified reserves evaluator is presented below and will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Company has (a) reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;
(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation, to inquire whether there had been disputes between the independent qualified reserves evaluator and management; and
(c) reviewed the reserves data with management and the independent qualified reserves evaluator .

The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved (a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information; (b) the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator  on the reserves data; and (c) the content and filing of this report. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

___________________________
William S Tighe CEO

__________________________
Glenn Watt President

__________________________
William Brimacombe – Director

October 29, 2010